August 23, 2021

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	GraniteShares ETF Trust (the “Trust”) (File No. 811-23214)
Investment Company Act of 1940—Rule 17g-1(g) Bonding of
Officers and Employees

To whom it may concern:

Pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the “1940 Act”), filed herewith, on behalf of the Trust, is the insured fidelity bond (the “Bond”) insuring the Trust on Form 40-17G.

Please find the following information with respect to the Trust and the Bond:

1. A copy of the Bond, which lists the Trust as the insured party;

2. A copy of the resolutions approving the Bond, which were adopted by the Board of Trustees of the Trust, including a majority of the members thereof who are not “interested persons” (as defined by the 1940 Act) of the Trust;

3. The premium payable with respect to the Bond has been paid for the coverage period from May 18, 2021 to May 18, 2022, and, based on the amount of gross assets of the Trust as of the end of the most recent fiscal quarter prior to date of determination, the Bond is written for a $600,000 limit of liability;

4. A copy of the agreement between the Trust and all of the other named insureds relating to the Bond entered into pursuant to paragraph (f) of Rule 17g-1 under the 1940 Act.

Please call me at (646) 876-5096 if you have any questions.

Sincerely,

/s/ William Rhind
William Rhind
President

Enclosures

Approval of Renewal of Fidelity Bond

WHEREAS:	Rule 17g-1 under the 1940 Act requires each registered management investment company to provide and maintain a Fidelity Bond, in the form of an investment company blanket bond, joint bond or individual bonds with respect to each “covered person,” against larceny and embezzlement, covering each officer and employee of the investment company; and

WHEREAS:	In connection with the consideration of the proposed renewal of a Fidelity Bond for the Trust, the Board and the Trustees, including the Independent Trustees, has duly considered all relevant factors, including, but not limited to, the value of the current aggregate assets of the Trust; the type and terms of the arrangements made for the custody and safekeeping of such assets; the nature of the securities in the portfolios of the Trust’s series; the amount of coverage and terms of the Fidelity Bond and the premium to be paid by the Trust, as discussed at this meeting;

NOW, THEREFORE, BE IT

RESOLVED:	That the Board, including a majority of the Independent Trustees, hereby approves the Fidelity Bond, as discussed at this meeting; and it is further

RESOLVED:	That the Secretary of the Trust be, and hereby is, designated as the officer of the Trust who is authorized and directed to make such filings and give such notice relating to the Trust’s Fidelity Bond coverage as may be required by law; and it is further

RESOLVED:	That the officers of the Trust be, and each of them hereby is, authorized to increase the amount of the Fidelity Bond from time to time to ensure adequate coverage based upon all relevant factors, including the value of the Trust’s assets, to enable the Trust to remain in compliance with the 1940 Act, including Rule 17g-1(d) thereunder; and it is further

RESOLVED:	That the appropriate officers of the Trust be, and they hereby are, authorized and directed to take all steps necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolutions.

GREAT AMERICAN INSURANCE GROUP | Fidelity / Crime Division

April 13, 2021

Mr. David Sorkenn
Crystal IBC LLC
32 Old Slip Financial Square
18th floor
New York, NY 10005-3500

Fidelity / Crime Division
28 Liberty Street, Ste 3610
New York, NY 10005
www.CrimeInsurance.com
212-513-4023
212-513-4015 (Fax)

Re: GraniteShares ETF Trust
Financial Institution - Investment Company Bond Binder & Invoice Letter

Dear David,

Thank you for the order! Per your instructions, coverage is bound per the terms and conditions set forth below. **Please consider this letter as our invoice.**

FINANCIAL INSTITUTION - INVESTMENT COMPANY BOND

NAMED INSURED: GraniteShares ETF Trust

ADDRESS: 205 Hudson Street
7th Floor
New York, NY 10013

BOND NUMBER: FS E228734 04 00

EFFECTIVE DATES: 12:01 A.M. on **May 18, 2021** to 12:01 A.M. on **May 18, 2022**

ISSUING COMPANY: Great American Insurance Company
A.M. Best Rated "A+" (Superior) Class XV as of August 17, 2018
Standard & Poor's Rated "A+" (Strong) as of March 14, 2019
Admitted in all 50 States & Canada

POLICY FORM: Standard Great American Investment Company Bond (Ed. 11/16)
Discovery Form

INSURING AGREEMENT	SINGLE LOSS LIMIT	DEDUCTIBLE AMOUNT
A - Fidelity	$ 600,000	$ 0
B - On Premises	$ 600,000	$ 5,000
C - In Transit	$ 600,000	$ 5,000
D - Forgery or Alteration	$ 600,000	$ 5,000
E - Securities	$ 600,000	$ 5,000
F - Counterfeit Currency	$ 600,000	$ 5,000
G - Stop Payment	$ 100,000	$ 5,000
H - Uncollectable Items of Deposit	$ 100,000	$ 5,000
I - Audit Expense	$ 100,000	$ 5,000
J - Telefacsimile Transmissions	$ 100,000	$ 5,000

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INSURING AGREEMENT	SINGLE LOSS LIMIT	DEDUCTIBLE AMOUNT
K - Unauthorized Signatures	$ 600,000	$ 5,000
L - Computer Systems	$ 600,000	$ 5,000

ANNUAL PREMIUM: $ 2,089

COMMISSION PAYABLE: 16 % (Commission Payable on Total Premium)

NET PREMIUM DUE: $ 1,754.76 (Due Within 45 Days of the Effective Date)

FORMS:

SEQ	FORM #	DESCRIPTION
1	790FIC	Great American Insurance Fidelity & Crime Policy Cover
2	SDM683	Important Notice Fidelity Crime Division Claims
3	FI7510	Investment Company Bond Dec Page
4	FI7511	Investment Company Bond Insuring Agreements
5	FI8801	Forms and Riders Schedule
6	FI7343	Joint Insured List Rider Number 1 Joint Insured Name GraniteShares Bloomberg Commodity Broad Strategy No K-1 ETF GraniteShares HIPS US High Income ETF
7	FI7506	Insuring Agreement (L) Computer Systems Rider Number: 2 Limit of Liability: 600,000 Deductible Amount: 5,000
8	FI7508	Newly Established Funds Rider Number: 3 Maximum Limit of Liability: 2,500,000
9	FI7345	Confidential Information And Data Breach Clarifying Rider
10	FI7339	Virtual Or On-Line Peer To Peer Mediums Of Exchange Exclusion
11	FI7340	Economic And Trade Sanctions Clause
12	FI7341	In-Witness Clause

SUBJECTIVITIES:

No subjectivities are required. File is current.

PAYMENT OF PREMIUM:

ALL PAYMENTS MUST BE SENT TO GREAT AMERICAN INSURANCE GROUP.

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If you are using first class mail:

Great American Insurance Group
3561 Solutions Center
Chicago, IL 60677-3005

If you are using overnight mail:

PNC Bank c/o Great American Insurance Group
Lockbox Number 773561
350 East Devon Avenue
Itasca, IL 60143

Thank you again for the order. Please feel free to contact me with any questions or concerns.

Best Regards,

Kenneth McNally

Kenneth McNally
Account Manager
212-513-4023
kmcnally@GAIG.COM

Attachments

The foregoing binder for coverage is issued under the condition that there has been no material change in the risk the Company has assumed in issuing the binder. The Insured shall promptly provide to the Company any information of which the Insured becomes aware of that has not previously been disclosed to the Company, and which relates to any proposed Insured's claim history or risk exposure, or which could change the Company's underwriting evaluation of the Insured. In the event that the Insured should fail to disclose this information to the Company prior to the inception date of the Policy, the Company, at its sole discretion, shall have the right to rescind the Policy upon learning of this information.

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